CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON LLC

One Madison Avenue
New York, NY 10010-3629

Tel 1 212 325 2000
www.csfb.com

[redacted]

03037766

November 17, 2003

SEC MAIL PROC. RECEIVED NOV 24 2003 WASH, D.C. 158 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse First Boston - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 – File No. 082-4705

SUPPL

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose a supplement to the Credit Suisse First Boston Information Statement dated November 17, 2003.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Melissa Bodner
Vice President

Enclosure

dlw 12/1

990490072 - 11/17/2003

SUPPLEMENT DATED
NOVEMBER 17, 2003
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED APRIL 29, 2003

Recent Developments

On November 17, 2003, Moody's Investors Service changed the ratings outlook for our Aa3 senior debt rating and the Aa3 senior debt ratings of Credit Suisse Group and Credit Suisse First Boston (USA), Inc. to stable from negative.